Exhibit 4.6

1. Name of corporation:

FOCUS GOLD CORPORATION

2. The articles have been amended as follows: (provide article numbers, if available)

"Section 1. Capital Stock" of the Additional Articles attached and filed with the Corporation's Articles of Incorporation on December 23, 2005 is amended to read:

[See attached]

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:     65%

4. Effective date and time of filing: (optional)	Date:	Time:
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X  /s/ Richard Weed

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After
Revised: 8-31-11

FOCUS GOLD CORPORATION

Page 2 to Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

"Section 1. Capital Stock" of the Additional Articles attached and filed with the Corporation's Articles of Incorporation on December 23, 2005 is amended to read:

The total number of shares of stock which the Corporation shall have authority to issue is: One Billion One Hundred Million (600,000,000) of which stock Five Hundred Million (500,000,000) shares of the par value of $.00001 each shall be common stock and of which One Hundred Million (100,000,000) shares of the par value of $.00001 each shall be preferred stock. Further, the board of directors of this Corporation, by resolution only and without further action or approval, may cause the corporation to issue one or more classes or one or more series of preferred stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors, and to fix the number of shares constituting any classes or series and to increase or decrease the number of shares of any such class or series.

The Certificate of Designations, Preferences, and Rights of the Corporation’s Series A Preferred Stock consisting of Three Million (3,000,000) shares and the Corporation’s Series B Non-Voting 6% Convertible Preferred Stock consisting of Seven Million (7,000,000) shares filed with the Nevada Secretary of State on October 19, 2012 are incorporated herein by reference and remain in full force and effect.

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